UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

Date of Notification: 29 September 2014

Today’s date: 30 September 2014

Name of Issuer: Royal Dutch Shell plc

Date of transaction: 25 September 2014

Name of Directors/PDMRs
Directors and PDMRs who have shareholdings in Royal Dutch Shell PLC ("RDS")
acquired under employee share plans (names listed below)

Nature of the transaction:
Dividends payable on shares already acquired under employee share plans of RDS have been automatically used to purchase additional shares.

Consideration for the transaction:
The consideration paid by the relevant Director/PDMR for the shares is the amount of the cash dividend on the existing shareholding (see below).

Classes of security:

Royal Dutch Shell Class A – ordinary shares (“RDSA”)
Royal Dutch Shell Class B – ordinary shares (“RDSB”)

Director/PDMR

Ben van Beurden 123.955830 RDSA (listed on Euronext Amsterdam)
 Consideration: EUR 3,711.84

Simon Henry 2562.885275 RDSB (listed on London Stock Exchange)
 Consideration : GBP 62,912.17

John Abbott 163.457637 RDSB (listed on London Stock Exchange)
 Consideration: GBP 4,012.46

Matthias Bichsel 1647.215248 RDSA (listed on Euronext Amsterdam)
 Consideration: EUR 49,325.63

Andrew Brown 270.944377  RDSB (listed on London Stock Exchange)
 Consideration: GBP 6,650.98

Donny Ching 189.794508 RDSA (listed on Euronext Amsterdam)
 Consideration: EUR 5,683.37

Hugh Mitchell 822.716051 RDSB (listed on London Stock Exchange)
 Consideration: GBP 20,195.54

Hugh Mitchell 4.192372 RDSA (listed on Euronext Amsterdam)
 Consideration: EUR 125.54

Mark Edwards
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 30 September 2014	By:	/s/M.Edwards
	Name:	M.Edwards
	Title:	Deputy Company Secretary